Exhibit 99.1
DELIVERING THROUGH THE CYCLE Investor Update Presentation 30 June 2009

Disclaimer By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations: The information in this document is being provided by the Company and is subject to change without notice. The information contained in this document is as of June 30, 2009. Neither the delivery of this document nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date. This document contains statements which constitute “forward-looking statements”. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact occur. No securities may be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company may file a registration statement (including a prospectus) with the SEC for any possible future offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus after filing if you request it by calling +91 22 6646 1531 or toll-free on [ ]. Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

DELIVERING THROUGH THE CYCLE Investment Highlights

Sterlite Overview

Zinc - Lead

- Largest integrated zinc producer globally
- Zinc-lead capacity: Current - 754 ktpa; Increasing to 1,065 ktpa by mid-2010
- Lowest quartile cost producer[1]
- 19 year average mine life[2]

Aluminium

- Economically fully integrated aluminium producer, including power[3]
- Current capacity : 319 ktpa[3]; Increasing to 1.1 mtpa[4] (including Sterlite's economic interest in VAL) by 2013
- Lowest quartile costs[1]

Copper

- Amongst the largest copper custom smelters globally
- Current capacity of 400 ktpa
- Value accretive by-product management

Power

- Strong track record of building and operating power projects
- Capacity[3] (including Sterlite's economic interest in VAL):
  - Current - 1,550 MW
  - Under construction 3,985 MW
- Significant growth opportunities

Silver

- Co-product of Zinc-Lead
- No additional processing costs, Revenues = Segment Profit
- Planned capacity increase to 16.0 mn oz from 4.8 mn oz



Sterlite Industries (Listed on BSE and NSE and NYSE)
100%
Sterlite Energy
64.9%
Hindustan Zinc (HZL) (Listed on BSE and NSE)
100%
Copper Mines of Tasmania
51.0%
Bharat Aluminium (BALCO)
29.5%
Vedanta Aluminium (VAL)

Vedanta Group has 61.5% economic ownership in Sterlite and 70.5% ownership in VAL

Zinc | Copper | Aluminum | Power

— Sterlite Consolidated Group

1. Source: Brook Hunt
2. Based on FY2009 zinc and lead production and total proven and probable reserves as at 31 March 2009
3. Including Sterlite's 29.5% equity interest in VAL
4. Increase in capacity comprises 325ktpa increase at BALCO and 29.5% of the 1,750 ktpa increase at VAL, representing Sterlite's 29.5% equity interest in VAL

Investor Presentation
30 June 2009
4

© 2009, Sterlite Industries (India) Limited

Sterlite is Uniquely Positioned . . . • World class asset base and high quality zinc, bauxite, coal and silver reserves1 • Low cost of production2 • High level of integration including power and coal • Abundant skilled manpower • Demonstrated project execution skills — ahead of time and on budget • Strong portfolio of greenfield and brownfield projects • Power — proven experience in building and operating plants • Demonstrated turnaround skills • Strong balance sheet with cash and short term investments of $3.8 bn 1. Considering Sterlite’s 29.5% equity interest in VAL 2. Source: Brook Hunt Investor Presentation © 2009, Sterlite Industries (India) Limited July 2009

. . . to benefit from India’s Growth Story • Strong GDP growth rate • FY2009 — 6.7%, FY2010E — 7.0%1 • Exports account for only 23% of GDP2 • Coalition government decisively re-elected in May 2009 • Renewed focus on reforms and reviving growth across sectors • Potential divestment to reduce fiscal deficit • In five years to 2012, Government plans $514 bn of infrastructure investment, $167 bn on power3 • Expected to result in strong long-term metal consumption growth • Excellent reserves positions • World’s fourth largest recoverable coal resources — 264.5 billion tonnes4 • World’s seventh largest bauxite reserves — 2.2 billion tonnes5 1. Source: Government of India, Economic Survey 2008-2009 2. Source: Ministry of Statistics and Programme Implementation, Government of India 3. Source: 11th Five Year Plan (2007-2012), Planning Commission, Government of India based on RS. 40 = $1 exchange rate 4. Source: Geological Survey of India 5. Source: U.S. Geological Survey, Mineral Commodity Summaries, January 2009 Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

Strong Growth Pipeline 359 357 570 516 359 381 1,086 24 0 250 500 750 1,000 1,250 1,500 FY2008 2009 After Expansion Capacity (2013E) Balco Production(kt) VAL attributable to Sterlite(kt) Aluminium LME Aluminium Cash Price: $1,616/t1 Marginal Cost of Production: $1,681/t2 2009 Exit Cost of Production: $1,146/t3 485 612 1,065 0 500 1,000 1,500 2,000 FY2008 2009 After Expansion (2011e) Production(kt) Capacity(kt) Zinc-Lead 2009 Exit Cost of Production: $594/t3 LME Zinc Cash Price: $1,554/t1 Marginal Cost of Production: 1,232/t2 339 0 100 200 300 400 500 600 700 800 FY2008 Production(kt) Copper -India 313 2009 LT TC/RC : 19.3 c/lb2 400 2009 Capacity(kt) 1,233 22 1,255 FY2008 Sterlite (MW) Power4,5 1,329 221 1,550 2009 VAL Capacity (MW) 2,689 447 2,400 5,536 2012e Commercial Capacity (MW) Plus Silver and Phosphoric acid 1. Based on LME prices for 30 June 2009 2. Represents cost of production at the 85th percentile of worldwide production for CY2009 according to Brook Hunt. LT TC/RC is Japanese long-term TC/RC settlements for CY2009, according to Brook Hunt 3. Exit cost of production represents cost of production for month of March 2009. Zinc costs are without royalties 4. Represents Sterlite’s equity interest in VAL Jharsuguda project through Sterlite’s 29.5% interest in VAL 5. Excludes Talwandi Sabo project (1,980 MW) Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

Strong Track Record of Prudent, Profitable Growth & Returns

Decisive action taken in response to market conditions	■ Marginal aluminium production shut down (BALCO I smelter) ■ Sale of surplus power ■ Working capital management ■ Cost reduction in aluminium operations ■ Reduction / deferral of capital expenditure
Strong financial results	■ Consolidated revenues of US$4,244 mn ■ Consolidated Segment Profit[1] of US$987 mn; margin of 23.3% ■ Net Income of US$581 mn
Increasing returns to shareholders	■ ROCE[2] of 22.7% despite major capital investment programme ■ FY2009 dividend – 7 US cents per share
Strong balance sheet	■ Cash and short term investments of $3.8 bn ■ Well-funded organic growth programme ■ Access to domestic non-recourse project finance ■ Successfully secured $3.7 billion[3] in project financing in last six months

1. Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Segment Profit Margins equals Segment Profits divided by Net Sales
2. This is calculated using FY2009 operating income (less extraordinary items) less tax expense, which is then divided by shareholders' equity plus net debt plus minority interest
3. Comprises $1.3 bn for Sterlite Energy projects plus $2.4 bn for VAL projects (subject to final documentation). Sterlite has a 29.5% equity interest in VAL

Investor Presentation
30 June 2009
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© 2009, Sterlite Industries (India) Limited

Delivering on our Strategy Increasing Capacity Consolidating minorities Focus on asset optimisation and reducing CoP Seeking further growth • Aluminium to 1.1 mtpa1 • Zinc / Lead to 1.0 mtpa • Power to over 5,500 Mw1 • Silver to 16.0 mn oz • 387MU2 of surplus power sales in FY2009 • 31% increase in Silver production in FY2009 to 3.4 moz • Significant reserves upgrade at Hindustan Zinc, +27.8 mt, represents 4.2 times FY2009 mined output • BALCO arbitration progressing • Intention to exercise HZL call option3 • Opportunities in commercial energy • Proposed acquisition of Asarco assets 1. Including 29.5% of VAL’s production/capacity representing Sterlite’s 29.5% equity interest in VAL 2. MU = million units, where units = kwh 3. Intention to exercise call option to acquire Government of India’s remaining 29.5% interest. The percentage we may acquire is subject to the Government of India (i) exercising in full its right to sell 3.5% to HZL employees and (ii) selling its remaining interest pursuant to a public sale before Sterlite can exercise its call option. In addition, it has been reported in the media that the Government of India is considering asserting that our subsidiary, SOVL, has breached a covenant under the shareholders’ agreement between the Government of India and SOVL with respect to HZL, and therefore may assert a put or call right with respect to the shares of HZL. If the Government of India makes such assertion we intend to contest it vigorously and believe we have meritorious defences. Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

DELIVERING THROUGH THE CYCLE Operational Review

Zinc

- Record annual production of zinc, lead and silver
- 50% segment profit margin[1] despite significant fall in LME prices
- Underlying costs held flat
- FY2009 silver revenues of $45 mn
  - Increase in silver feed grade
- Exploration success
  - Total reserves of 88.9 mt with 11.8 mt contained metal; 27.8 mt of reserves (4.3 mt contained metal) added in FY 2009
  - 19 year average mine life[2]
  - Exploration continues

Zinc production



Production (kt)
212
283
348
426
552
669
FY2005
2006
2007
2008
2009
Current Capacity

Segment Profit[1]



Segment Profit (Rs.mn)
Segment Profit Margin
45%
60%
76%
71%
50%
9,785
23,216
65,129
55,563
27,777
FY2005
2006
2007
2008
2009

1. Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Segment Profit Margins equals Segment Profits divided by Net Sales
2. Based on FY2009 zinc and lead production and total proven and probable reserves as at 31 March 2009

Investor Presentation
30 June 2009
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© 2009, Sterlite Industries (India) Limited

Zinc-Lead Expansion Projects Current capacity of 754 ktpa increasing to 1,065 ktpa Smelter and CPP expansion • 210ktpa zinc smelter, 100ktpa lead smelter and 160Mw CPP project • Smelter projects to be completed by mid 2010 Mine expansions • Rampura Agucha (from 5.0mtpa to 6.0mtpa) • Major ordering completed • Scheduled for completion in mid 2010 • Sindesar Khurd (from 0.3mtpa to 1.5mtpa) • Ramp portal completed • Resources mobilised to achieve accelerated mine development • Progressive commissioning from mid 2010 • Annual silver capacity planned to increase to 16.0 mn oz from 4.8 mn oz Zinc-Lead 2,000 1,500 1,065 1,000 612 485 500 0 FY2008 2008 After Expansion (2011e) Production(kt) Capacity(kt) Silver 20 16.0 15 10 5 3.4 2.3 0 FY2008 2009 After Expansion (2012e) Production(MM oz) Capacity(MM oz) Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Aluminium 2,504 4,752 15,765 14,244 8,954 24% 27% 38% 34% 23% FY2005 2006 2007 2008 2009 Segment Profit (Rs.mn) Segment Profit Margin 99 174 313 359 1,086 570 24 516 381 0 200 400 600 800 1,000 1,200 1,400 FY2005 2006 2007 2008 2009 After expansion (2013E) BALCO (kt) Sterlite proportion in VAL (kt) Capacity(kt) ..Record annual production, up 6%1 ..24kt2 from new VAL Jharsuguda smelter ..Stream 1 from VAL Lanjigarh alumina refinery attained full capacity ..Significant fall in LME prices ..Shut down of production at BALCO I in response to market conditions ..Sale of surplus power to optimise returns ..H2 FY2009 reduction in CoP: BALCO II exit CoP of $1,146/t Aluminium production Segment Profit3 1 1. Including Sterlite’s 29.5% equity interest in VAL 2. Represents Sterlite’s equity interest in Vedanta Aluminium’s Jharsuguda project through Sterlite’s 29.5% interest in VAL 3. Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Segment Profit Margins equals Segment Profits divided by Net Sales Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Aluminium Expansion Projects BALCO Korba: 325 ktpa smelter & 1,200 MW CPP ..Construction commenced ..First metal tapping from October 2010, full commissioning by September 2011 Vedanta Aluminium Limited2 Lanjigarh 1.4mtpa alumina refinery ..Stream I has attained full capacity ..Stream II recently commissioned ..Niyamgiri bauxite by conveyor — mid FY2010 Lanjigarh 3.6mtpa expansion ..600ktpa debottlenecking progressing well and to be completed by March 2010 ..3 mpta major orders placed, commissioning of all three lines by mid 2011 Jharsuguda I: 500 ktpa smelter and 1,215Mw CPP ..Phase I: 250 ktpa fully commissioned, six months ahead of schedule ..Phase 2: Phased commissioning by June 2009 through to end of FY2010 Jharsuguda II: 1.25mtpa smelter (4 lines) ..Phased commissioning from March 2010, full commissioning of three Lines by September 2011, Line 4 by September 2012 359 357 570 516 359 381 1,086 24 0 250 500 750 1,000 1,250 1,500 FY2008 2009 After Expansion (2013E) Balco Production(kt) VAL attributable to Sterlite(kt) Aluminium production and proposed capacity 1 1. Represents Sterlite’s 29.5% equity interest in Vedanta Aluminium’s Jharsuguda projects 2. On a 100% basis. Sterlite owns 29.5% of Vedanta Aluminium, with the remaining 70.5% owned indirectly by other parties in the Vedanta Group Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Copper: India and Australiazx ..Amongst the top 15 largest copper custom smelters globally1 ..Stable operating cost performance ..Improved segment profit margins2,3 ..Improved production volumes of Phosphoric acid3 ..Lower FY2009 volumes on account of shutdowns ..TC/RCs ..FY2009: down 25% at 12 USc ..Expect improvement in 2010 ..Copper Australia: Stable operations 172 273 313 339 313 400 FY2005 2006 2007 2008 2009 Current Capacity Production (kt) Capacity (kt) Copper-India production 3,899 8,982 17,689 12,650 12,574 11% 13% 15% 10% 11% FY2005 2006 2007 2008 2009 Segment Profit (Rs.mn) Segment Profit Margin Segment Profit2 1. Based on production volume. Source: Brook Hunt 2. Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Segment Profit Margins equals Segment Profits divided by Net Sales 3. In FY2009 as compared to FY2008 Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Copper: Proposed acquisition of Asarco • Agreement for Sterlite to buy substantially all of the operating assets of Asarco • Asarco is the 3rd largest copper producer in the US • 241 kt of refined copper production in 2008 • Total refining capacity of c.450 ktpa • Estimated reserves of 5.2 mn tons of contained copper1 • 2008 revenues of US$1.9 bn and profit before tax of US$393 mn • Leverages Sterlite’s operational and project execution skills to develop and optimize Asarco’s mines and plants • Provides diversification into the North American market • Agreed offer price of US$1.87 bn • US$1.1 bn in cash • US$770 mn as a secured non-recourse non-interest bearing promissory note payable over a period of 9 years, linked to movement in copper prices • Asarco plan of reorganization, sponsored by Sterlite, subject to approval of US Bankruptcy Court • Decision expected after mid-August 2009 • Two other potential acquirers have submitted competing proposals 1. As of January 2008 Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

DELIVERING THROUGH THE CYCLE Power

Strategic Rationale

Why Power?	Why Sterlite?
Supply-demand deficit of power in India	Proven management track record
Significant additional capacity requirement in the next few years	Strong execution skills with experience in building & managing large power projects
Policy changes transforming the Indian power sector	One of India's largest private sector power producers
Trend towards rise in traded volumes and tariffs	Demonstrated mining expertise
Attractive fundamentals of coal based power in India	Secured fuel linkages for low cost production

Investor Presentation
30 June 2009
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© 2009, Sterlite Industries (India) Limited

Commercial Power in India: A Significant Growth Sector • Supply shortages—average peak deficits of 10 -12% • Low per capita consumption (India: 503kwh, China 2,040 kwh, OECD 8,381kwh and World: 2,659kwh)[1] • Demand driven by GDP growth • Government priority to promote investment • Sector de-regulated • Regional market deficits Consistent Supply Shortage2 65 68 73 78 78 81 85 88 93 101 109 110 58 58 64 68 69 72 75 78 82 87 91 97 ‘97-98 ‘98-99 ‘99-00 ‘00-01 ‘01-02 ‘02-03 ‘03-04 ‘04-05 ‘05-06 ‘06-07 ‘07-08 ‘08-09 Peak Capacity (‘000 MW) Demand Supply Tariffs3 • Target increase in capacity from 2007 (USc/kwh) 14 to 2012: 100,000 MW • UMPP opportunities • Abundance of cheap coal (264.5 bn of coal resources)4 Mar-09 Tariffs for Commercial 1,500 KWh 12 10 8 6 4 2 0 Chhattisgarh Orissa Punjab Tamil Nadu 1. Source: International Energy Agency, Key World Energy Statistics 2008 (2006 data) 2. Source: Ministry of Power 3. Source: Infraline 4. Source: Geological Survey of India Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Strategically Located in Coal Rich Parts of India


Korba,
Chattisgarh
Jharkhand
West Bengal
Jharsuguda,
Orissa
States with > 25 billion tons coal reserves
States with > 8 billion tons coal reserves

Power plants fired by Coal

Located in Close Proximity to Coal Mines

Significant Group Presence in Region

Region Accounts for over 80% of India's Coal Reserves [1]

States	Total Coal Reserves (Bn Tonnes) [1]
Jharkhand	73.9
Orissa	62
Chattisgarh	41.4
West Bengal	27.8

1. Source: Ministry of Coal

Investor Presentation
30 June 2009
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© 2009, Sterlite Industries (India) Limited

Attractive Portfolio of Power Projects Under Construction • SEL Jharsuguda 2,400 Mw (4 * 600 MW) • Coal-based, subcritical • Commercial power generation • First unit to be commissioned in Q3 FY2010, full completion by Q2FY2011 • 112 mn tonnes of coal blocks allotted • Total Capital expenditure of $1.9 bn Opportunities • SEL Talwandi Sabo 1,980 MW power plant in Punjab, India • Commercial PPA signed for 100% capacity • Approvals in place • Capital cost of c.US$2.1 bn • Attractive opportunity in a power deficit state • VAL 1,980 MW CPP in Jharsuguda • Capital cost of US$2.0 bn • Will feed energy requirements for 1.25 mtpa aluminium smelter Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

DELIVERING THROUGH THE CYCLE Financial Review

Financial Overview Margin Net Sales (Rs. mn) Segment Profit (Rs. mn)1 300.0 CAGR:2005-2009 = 33.6% 125.0 CAGR:2005-2009 = 32.9% 70% 246.4 241.2 250.0 98.6 60% 212.2 100.0 82.8 40.9% 33.6% 50% 200.0 75.0 40% 30.1% 50.2 150.0 122.8 24.1% 23.7% 30% 50.0 36.9 100.0 20% 66.6 25.0 16.1 10% 50.0 0.0 0% 0.0 FY2005 2006 2007 2008 2009 FY2005 2006 2007 2008 2009 Resilient Financial Performance despite weak operating environment in 2009 1. Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Segment Profit Margins equals Segment Profits divided by Net Sales Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

Strong Financial Position and Cash Flow Generation Capability Cash Flow from Operations (Rs. bn)1 ($1.4Bn) 70.4 69.7 64.6 25.3 10.8 FY2005 2006 2007 2008 2009 Net (Debt)/Cash Position (Rs. bn)2 ($3.1Bn) 148.2 158.2 40.4 (0.2) FY2006 2007 2008 2009 1. Cash from operations before investment in short-term investments 2. Cash + restricted cash + short term investments — long term debt — short term debt 3. Cash and short term investments of Sterlite Industries (India) Limited unconsolidated with its subsidiaries Capital requirements $ bn ASARCO Acquisition BALCO 1.8 Less : Spent to date (0.3) 1.5 Buy out of minorities 1.7 Sterlite Energy Less : Funding in place 1.9 (1.9) — Sterlite’s share of contribution to VAL equity Less : Contributed so far 1.4 (1.0) 0.4 Less : Existing Cash and Short Term Investments3 (1.6) Total 3.1 Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

DELIVERING THROUGH THE CYCLE Conclusion

Delivering Through the Cycle . . . • Demonstrated project execution skills in India, including in energy • High level of integration including power and coal • Ideally positioned to capitalise on India’s natural resources • World class asset base and high quality zinc, bauxite, coal and silver reserves1 • Low cost of production • Top quartile zinc producer2 • Top quartile aluminium producer2 • Strong balance sheet with cash and short term investments of $3.8 bn • Investment Grade Rating (AA) by CRISIL3 • Opportunities in power 1. Considering Sterlite’s 29.5% equity interest in VAL 2. Source: Brook Hunt 3. CRISIL, a Standard and Poors company Investor Presentation © 2009, Sterlite Industries (India) Limited 30 June 2009

DELIVERING THROUGH THE CYCLE Appendix

Investor Presentation 30 June 2009 28 © 2009, Sterlite Industries (India) Limited World Class Assets Copper Zinc Aluminium Energy Power Projects Under Construction .. Captive Power Plant Mt. Lyell Mine Australia Chanderiya smelters Debari smelter Rampura Agucha Mine Dariba and Zawar Mines Korba smelter Jharsuguda Aluminium (VAL) and Commercial Power project Lanjigarh refinery (VAL) Silvassa refinery Vizag smelter Tuticorin smelter .. .. .. .. .. .. .. India ..

Sensitivities Currency sensitivities on Operating Income Commodity price sensitivities on Operating Income Impact on Group of a 10% movement in currency INR / USD AUS$ / USD Operating Income ($ mn) $161.3 $13.3 Impact on Group of a $100 movement in LME price Copper Price Aluminium Price Zinc Price Operating Income ($ mn) $3.1 $37.1 $58.0 Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Investor Presentation 30 June 2009 30 © 2009, Sterlite Industries (India) Limited Project Capital Expenditure Revised Cost (US$ mn) Spent to 31-Mar-09 Committed but not yet spent Status Hindustan Zinc Chanderiya smelter (zinc) 306.5 304.8 1.7 In Progress Wind energy 141.0 141.0 . Completed Zinc-lead debottlenecking 148.5 146.7 1.8 Completed Dariba smelting project (zinc) 720.0 244.3 279.2 In Progress Sterlite Energy Commercial energy 1,900.0 882.2 533.1 In Progress BALCO Korba III smelter (Aluminium) 1,820.0 297.3 415.6 In Progress Vedanta Aluminium1 Lanjigarh I refinery (Alumina) 1,015.3 932.0 83.3 Stream I Completed Jharsuguda I smelter (Aluminium) 2,112.8 2,009.7 103.1 Stream II nearing completion Jharsuguda II smelter (Aluminium) 2,920.0 375.1 1,286.5 In Progress Lanjigarh II refinery (Alumina) 1,720.0 88.5 700.5 In Progress 1. Of which Sterlite’s equity interest in Vedanta Aluminium is 29.5%

Key Income Statement Items Rs. in mn — As of March 31 2007 2008 2009 2009 $ mn Net Sales 241,246 246,414 212,192 4,171.3 Other operating revenue 2,251 2,616 3,683 72.4 Total revenue 243,497 249,030 215,875 4,243.7 Cost of Sales (144,798) (164,869) (164,566) (3,235.1) Selling and distribution expenses (3,444) (3,808) (3,847) (75.6) General and administration expenses (2,633) (4,572) (5,078) (99.8) Other income/expense 889 (628) (137) (2.7) Operating Income 93,511 75,153 42,247 830.5 Interest and other 23 7,673 12,108 238.0 Income before income taxes, minority interests and equity in 93,534 82,826 54,355 1,068.5 net/(loss)/income of associate Income taxes (25,159) (21,624) (6,446) (126.7) Income after income taxes, minority interests and equity in net/ 68,375 61,202 47,909 941.8 (loss)/income of associate Minority Interests (21,053) (19,093) (12,346) (242.7) Equity in net (loss)/income associate, net of taxes 24 491 (6,001) (118.0) Net income from continuing operations 47,346 42,600 29,562 581.1 Income from divested business, net of tax 86 0 0 0 Net Income 47,432 42,600 29,562 581.1 Investor Presentation 30 June 2009 © 2009, Sterlite Industries (India) Limited

Key Balance Sheet Items Rs. in mn — As of March 31 2007 2008 2009 2009 $ mn Assets Cash & cash equivalents 9,436 12,363 2,701 53.1 Restricted cash 1,093 1,659 3,776 74.2 Short-term investments and deposits 51,325 154,364 186,302 3,662.3 Accounts receivable, net 15,769 13,340 7,639 150.2 Inventories 28,645 33,358 24,622 484.0 Other current assets 12,923 16,871 26,972 530.2 Total Current Assets 119,191 231,955 252,012 4,954.0 Long term investments 1,139 1,123 1,044 20.5 Property, plant and equipment, net 99,513 121,582 164,243 3,228.7 Other long term assets 6,038 21,519 25,787 507.0 Total non Current Assets 106,690 144,224 191,074 3,756.2 Total Assets 225,881 376,179 443,086 8,710.2 Liabilities Short -term plus current portion of long term debt 8,353 9,909 19,351 380.4 Short -term Loan from related parties -281 851 16.7 Accounts payable 35,336 43,865 54,636 1,074.1 Other current liabilities 14,235 12,004 14,923 293.3 Current Liabilities 57,924 66,059 89,761 1,764.5 Long term debt, net of current portion 13,128 9,949 14,384 282.8 Other non current liabilities 18,179 20,950 22,199 436.4 Total non current liabilities 31,307 30,899 36,583 719.2 Total liabilities 89,231 96,958 126,344 2,483.7 Minority interest 39,690 58,098 69,877 1,373.6 Total shareholders’ equity 96,960 221,123 246,865 4,852.9 Total liabilities and shareholders’ equity 225,881 376,179 443,086 8,710.2 Investor Presentation 32 30 June 2009 © 2009, Sterlite Industries (India) Limited

Key Cash Flow Items Rs. in mn — As of March 31 2007 2008 2009 2009 $ mn Cash Flow From Operating activities Net income 47,432 42,600 29,562 581.1 Depreciation, depletion and amortization 5,970 7,060 7,845 154.2 Net realized and unrealized investment gains (2,280) (4,511) (2,254) (44.3) Deferred income taxes 1,967 3,214 (1,595) (31.4) Equity in net loss/(income) of associate (24) (491) 6,001 118.0 Minority interests 21,053 19,093 12,346 242.7 Other (950) 620 (1,407) (27.7) Change in assets and liabilities (32,750) (85,179) 27,706 544.7 Net cash provided by/(used in) operating activities 40,418 (17,594) 78,204 1,537.3 Cash Flow From investing activities Purchases of property, plant and equipment (net) (24,191) (25,406) (31,375) (616.8) Investment in/Loan to associate (1,315) (19,890) (11,450) (225.1) Other 1,500 (11,108) (42,969) (844.6) Net cash used in investing activities (24,006) (56,404) (85,794) (1,686.5) Cash Flow From Financing activities Proceeds from issuance of equity shares -80,506 — Net changes in restricted cash (9) 34 (2) (0) Proceeds from/(repayment of) short-term debt (11,451) (2,928) 2,136 41.9 Payment of dividends, including dividend tax (4,450) (1,030) (3,812) (74.9) Net cash (used in)/provided by financing activities (15,910) 76,582 (1,678) (33.0) Effect of exchange rate changes on cash and cash equivalents (324) 343 (394) (7.7) Net increase in cash and cash equivalents 178 2,927 (9,662) (189.9) Investor Presentation 33 30 June 2009 © 2009, Sterlite Industries (India) Limited

Policy Changes Transforming the Indian Power Sector

Regulations/ Guidelines	Provisions	Impact
Electricity Act, 2003	– Allows electricity trading – Allows open access to transmission – De-licenses generation	– Facilitates direct sale of power by IPPs to consumers – Increased trading volumes and tariffs for electricity
National Tariff Policy (Issued following the tariff order for 2004 - 09)	– Tariffs to be based on competitive bidding – Transmission tariffs to be set based on distance, direction and quantum of power	– IPPs can retain efficiency gains, leads to higher returns even for regulated PPAs – More investment to come into transmission sector, facilitates evacuation of power
Expert Committee on Coal Sector, 2004	– Allocation of coal blocks to power sector	– Improved fuel linkages for the power companies

Investor Presentation
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© 2009, Sterlite Industries (India) Limited